Registration Statement No. 333-275898 Filed Pursuant to Rule 424(b)(2)

The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement

Subject to Completion: Dated May 9, 2025

Pricing Supplement dated May __, 2025 to the Prospectus dated December 20, 2023, the Prospectus Supplement dated December 20, 2023 and the Product Supplement No. 1A dated May 16, 2024

$ Fixed Coupon Barrier Notes Linked to a 30-Year U.S. Treasury Bond, Due November 21, 2025 Royal Bank of Canada

Royal Bank of Canada is offering Fixed Coupon Barrier Notes (the “Notes”) linked to the performance of the 4.625% 30-Year U.S. Treasury Bond due February 15, 2055 (the “Underlier”).

•	Fixed Coupon — Investors will receive a Fixed Coupon on the Maturity Date at a rate of 7.50% per annum.

•	Contingent Return of Principal at Maturity — If the Final Underlier Value is greater than or equal to the Barrier Value (96.73% of the Initial Underlier Value), at maturity, investors will receive the principal amount of their Notes plus the Fixed Coupon otherwise due. If the Final Underlier Value is less than the Barrier Value, at maturity, investors will receive units of the Underlier that will likely be worth less, perhaps significantly less, than the principal amount of their Notes and will receive the Fixed Coupon otherwise due.

•	Any payments on the Notes are subject to our credit risk.

•	The Notes will not be listed on any securities exchange.

CUSIP: 78014RD56

Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-7 of this pricing supplement and “Risk Factors” in the accompanying prospectus, prospectus supplement and product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory body has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this pricing supplement. Any representation to the contrary is a criminal offense. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality. The Notes are not bail-inable notes and are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)		$
Proceeds to Royal Bank of Canada		$

(1) RBC Capital Markets, LLC will purchase the Notes from us on the Issue Date at purchase prices between $990.00 and $1,000.00 per $1,000 principal amount of Notes, and will pay all or a portion of its underwriting discount of up to $10.00 per $1,000 principal amount of Notes to certain selected broker-dealers as a selling concession. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts and/or for an eligible institutional investor may be as low as $990.00 per $1,000 principal amount of Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

The initial estimated value of the Notes determined by us as of the Trade Date, which we refer to as the initial estimated value, is expected to be between $950.00 and $990.00 per $1,000 principal amount of Notes and will be less than the public offering price of the Notes. The final pricing supplement relating to the Notes will set forth the initial estimated value. The market value of the Notes at any time will reflect many factors, cannot be predicted with accuracy and may be less than this amount. We describe the determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Linked to a 30-Year U.S. Treasury Bond

KEY TERMS

The information in this “Key Terms” section is qualified by any more detailed information set forth in this pricing supplement and in the accompanying prospectus, prospectus supplement and product supplement.

Issuer:	Royal Bank of Canada
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Underlier:	The 4.625% 30-Year U.S. Treasury Bond due February 15, 2055 (CUSIP: 912810UG1) with a face amount of $100 per unit
Initial Underlier Value(1)	Barrier Value(2)	Physical Delivery Amount(3)
$97.45	$94.26	10.4723
(1) A value of the Underlier determined on the Strike Date in the sole discretion of the Calculation Agent. The Initial Underlier Value is not the closing value of the Underlier on the Trade Date.
(2) 96.73% of the Initial Underlier Value (rounded to two decimal places)
(3) A number of units of the Underlier equal to (a) $1,000 divided by (b) the sum of (i) the Barrier Value and (ii) the Final Accrued Interest (rounded to four decimal places)
Strike Date:	May 8, 2025
Trade Date:	May 19, 2025
Issue Date:	May 21, 2025
Valuation Date:*	November 6, 2025
Maturity Date:*	November 21, 2025
Payment of Fixed Coupon:	Investors will receive a Fixed Coupon on the Maturity Date.
Fixed Coupon:	$37.50 per $1,000 principal amount of Notes (corresponding to a rate of 3.75% semiannually or 7.50% per annum)
Payment at Maturity:

Investors will receive on the Maturity Date per $1,000 principal amount of Notes, in addition to the Fixed Coupon otherwise due:

•

If the Final Underlier Value is greater than or equal to the Barrier Value: $1,000

•

If the Final Underlier Value is less than the Barrier Value, a number of units of the Underlier equal to the Physical Delivery Amount, provided that if we are unable, after using commercially reasonable efforts, to deliver units of the Underlier to any beneficial owner of the Notes, we will pay cash in lieu of delivering those units to that beneficial owner as set forth under “Annex A—Supplemental Provisions Relating to Delivery of Units of the Underlier” in this pricing supplement. Fractional units will be paid in cash with a value equal to the number of fractional units times the sum of (i) the Final Underlier Value and (ii) the Final Accrued Interest.

If the Final Underlier Value is less than the Barrier Value, you will receive units of the Underlier that will likely be worth less, perhaps significantly less, than the principal amount of your Notes at maturity. All payments on the Notes are subject to our credit risk.

Final Underlier Value:	The closing value of the Underlier on the Valuation Date
P-2	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Linked to a 30-Year U.S. Treasury Bond
Closing Value:	On any date of determination, the arithmetic average of the ask and bid of the price of the Underlier as determined by the Calculation Agent using TRADEWEB Data at 3:00 p.m., New York City time, on that date (or, if that date is not a U.S. Government Securities Business Day, on the immediately preceding U.S. Government Securities Business Day) times the face amount of the Underlier, subject to the provisions set forth under “Annex A—Supplemental Provisions Relating to the Closing Value of the Underlier” in this pricing supplement
TRADEWEB Data:	Ask and bid prices of the Underlier from TRADEWEB US Treasury Marks data (or any successor), expressed as a percentage of the face amount of the Underlier. TRADEWEB Data is also generally published by LSEG Data & Analytics at or around 3:00 p.m., New York City time (the “LSEG Price”). For the avoidance of doubt, in the event of a discrepancy between TRADEWEB US Treasury Marks data and the LSEG Price, TRADEWEB US Treasury Marks data will prevail.
Final Accrued Interest:	$1.23, representing the accrued but unpaid interest on each unit of the Underlier as of the Maturity Date
Day Count Convention:	30 / 360
Calculation Agent:	RBCCM

* Subject to postponement. See “Annex A—Supplemental Provisions Relating to Delivery of Units of the Underlier” in this pricing supplement and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

P-3	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Linked to a 30-Year U.S. Treasury Bond

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which the Notes are a part, and the product supplement no. 1A dated May 16, 2024. This pricing supplement, together with these documents, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement and the documents listed below. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its date.

If the information in this pricing supplement differs from the information contained in the documents listed below, you should rely on the information in this pricing supplement.

You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the documents listed below, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm

•	Prospectus Supplement dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm

•	Product Supplement No. 1A dated May 16, 2024:

https://www.sec.gov/Archives/edgar/data/1000275/000095010324006777/dp211286_424b2-ps1a.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank of Canada,” the “Bank,” “we,” “our” and “us” mean only Royal Bank of Canada.

Supplemental Terms of the Notes

Notwithstanding anything to the contrary in the accompanying product supplement, the provisions set forth in Annex A to this pricing supplement will apply to the Notes.

P-4	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Linked to a 30-Year U.S. Treasury Bond

HYPOTHETICAL RETURNS

The table and examples set forth below illustrate hypothetical payments at maturity for hypothetical performance of the Underlier, based on the Initial Underlier Value of $97.45, the Barrier Value of $94.26 (96.73% of the Initial Underlier Value) and the Physical Delivery Amount of 10.4723 (calculated using the Final Accrued Interest of $1.23). The table and examples below do not account for the Fixed Coupon. The table and examples are only for illustrative purposes and may not show the actual return applicable to investors.

Final Underlier Value	Value of Payment at Maturity per $1,000 Principal Amount of Notes*	Value of Payment at Maturity as Percentage of Principal Amount*
$150.00	$1,000.00	100.000%
$140.00	$1,000.00	100.000%
$130.00	$1,000.00	100.000%
$120.00	$1,000.00	100.000%
$110.00	$1,000.00	100.000%
$105.00	$1,000.00	100.000%
$100.00	$1,000.00	100.000%
$99.00	$1,000.00	100.000%
$95.00	$1,000.00	100.000%
$94.26	$1,000.00	100.000%
$90.00	$955.39	95.539%
$80.00	$850.66	85.066%
$70.00	$745.94	74.594%
$60.00	$641.22	64.122%
$50.00	$536.50	53.650%
$40.00	$431.77	43.177%
$30.00	$327.05	32.705%
$20.00	$222.33	22.233%
$10.00	$117.60	11.760%

* Excluding the Fixed Coupon otherwise due. For purposes of the table above, the value of any units received is calculated as the Physical Delivery Amount times the sum of (a) the Final Underlier Value and (b) the Final Accrued Interest, rounded to two decimal places. The actual value of any units received may be less than the amounts shown above.

Example 1 —	The Final Underlier Value is $130.00 (i.e., the Final Underlier Value is above the Barrier Value).
	Payment at Maturity:	$1,000 + Fixed Coupon otherwise due

In this example, the payment at maturity is $1,000 per $1,000 principal amount of Notes plus the Fixed Coupon otherwise due.

Because the Final Underlier Value is greater than the Barrier Value, investors receive a full return of the principal amount of their Notes plus the Fixed Coupon otherwise due. This example illustrates that investors do not participate in any appreciation of the Underlier, which may be significant.

Example 2 —	The Final Underlier Value is $50.00 (i.e., the Final Underlier Value is below the Barrier Value).
	Payment at Maturity:	Units of the Underlier with a value of ($50.00 + $1.23) × 10.4723 = $536.50 (rounded to two decimal places) + Fixed Coupon otherwise due
In this example, the payment at maturity consists of units of the Underlier with a value, calculated as of the Valuation Date based on the Final Underlier Value and the Final Accrued Interest, of $536.50 per
P-5	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Linked to a 30-Year U.S. Treasury Bond

$1,000 principal amount of Notes, representing a loss of 46.35% of the principal amount, plus the Fixed Coupon otherwise due.

Because the Final Underlier Value is less than the Barrier Value, investors receive units of the Underlier worth significantly less than the principal amount of their Notes plus the Fixed Coupon otherwise due. Fractional units will be paid in cash.

Investors in the Notes could lose some or a substantial portion of the principal amount of their Notes at maturity.

P-6	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Linked to a 30-Year U.S. Treasury Bond

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Terms and Structure of the Notes

•	You May Lose a Substantial Portion of the Principal Amount at Maturity — If the Final Underlier Value is less than the Barrier Value, you will receive units of the Underlier that will likely be worth less, perhaps significantly less, than the principal amount of your Notes.

•	You Will Not Participate in Any Appreciation of the Underlier, and Any Potential Return on the Notes Is Limited — The return on the Notes is limited to the Fixed Coupon payable on the Notes, regardless of any appreciation of the Underlier, which may be significant. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Underlier.

•	Your Return on the Notes May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest-bearing debt securities.

•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities, and your receipt of any amounts due on the Notes is dependent upon our ability to pay our obligations as they come due. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. In addition, any negative changes in market perceptions about our creditworthiness may adversely affect the market value of the Notes.

•	The Final Payment on the Notes Will Be Determined Based on TRADEWEB Data — The final payment on the Notes will be determined by reference to ask and bid prices of the Underlier provided by TRADEWEB US Treasury Marks, except in the limited circumstances described under “Annex A—Supplemental Provisions Relating to the Closing Value of the Underlier” in this pricing supplement, regardless of any more favorable prices displayed on other potential sources and regardless of whether TRADEWEB US Treasury Marks is a market-accepted source for those prices. In addition, TRADEWEB Data is not currently accessible by individuals; while TRADEWEB Data is generally published on a delayed basis by LSEG Data & Analytics and can be accessed by individuals who have a license agreement, there is no guarantee that this will continue to be the case during the term of the Notes. Furthermore, if TRADEWEB Data is unavailable and the Calculation Agent does not receive a sufficient number of quotations, the Calculation Agent may be required to determine the closing value of the Underlier. Accordingly, the return on the Notes may be lower than if the Calculation Agent had used a different source to determine the closing value of the Underlier.

•	The Final Payment on the Notes Will Be Determined Based on the Closing Values of the Underlier on the Dates Specified — The final payment on the Notes will be determined based on the closing values of the Underlier on the dates specified. You will not benefit from any more favorable value of the Underlier determined at any other time.

•	If You Receive Units of the Underlier at Maturity, the Market Value of Those Units May Be Less on the Maturity Date Than on the Valuation Date — The market value on the Valuation Date of any units of the Underlier to be delivered at maturity will likely be less, perhaps significantly less, than the principal amount of your Notes and could decrease further during the period between the Valuation Date and the Maturity Date. We will make no adjustments to the number of units delivered to account for any fluctuations in the market value of the units to be delivered at maturity, and you will bear the risk of any decrease in the market value of those units between the Valuation Date and the Maturity Date.

P-7	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Linked to a 30-Year U.S. Treasury Bond
•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and significant aspects of the tax treatment of the Notes are uncertain. Moreover, non-U.S. investors should note that persons having withholding responsibility in respect of the Notes may withhold on any coupon paid to a non-U.S. investor, generally at a rate of 30%. We will not pay any additional amounts in respect of such withholding. You should review carefully the section entitled “United States Federal Income Tax Considerations” herein, in combination with the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement, and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes.

Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes

•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so and, if they choose to do so, may stop any market-making activities at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBCCM or any of our other affiliates is willing to buy the Notes. Even if a secondary market for the Notes develops, it may not provide enough liquidity to allow you to easily trade or sell the Notes. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial. If you sell your Notes before maturity, you may have to do so at a substantial discount from the price that you paid for them, and as a result, you may suffer significant losses. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price — The initial estimated value of the Notes will be less than the public offering price of the Notes and does not represent a minimum price at which we, RBCCM or any of our other affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the value of the Underlier, the internal funding rate we pay to issue securities of this kind (which is lower than the rate at which we borrow funds by issuing conventional fixed rate debt) and the inclusion in the public offering price of the underwriting discount, our estimated profit and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount, our estimated profit or the hedging costs relating to the Notes. In addition, any price at which you may sell the Notes is likely to reflect customary bid-ask spreads for similar trades. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on a secondary market rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary market price will be less than if the internal funding rate were used.

•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Trade Date — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our internal funding rate (which represents a discount from our credit spreads), expectations as to dividends, interest rates and volatility and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.

P-8	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Linked to a 30-Year U.S. Treasury Bond

Risks Relating to Conflicts of Interest and Our Trading Activities

•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest — You should make your own independent investigation of the merits of investing in the Notes. Our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes due to our and our affiliates’ business and trading activities, and we and our affiliates have no obligation to consider your interests in taking any actions that might affect the value of the Notes. Trading by us and our affiliates may adversely affect the value of the Underlier and the market value of the Notes. See “Risk Factors—Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest — As Calculation Agent, our affiliate, RBCCM, will determine any values of the Underlier and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, the Calculation Agent may be required to make discretionary judgments, including those described under “—Risks Relating to the Underlier” below. In making these discretionary judgments, the economic interests of the Calculation Agent are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes. The Calculation Agent will have no obligation to consider your interests as an investor in the Notes in making any determinations with respect to the Notes.

Risks Relating to the Underlier

•	You Will Not Have Any Rights to the Underlier — As an investor in the Notes, you will not have rights to receive interest payments or other distributions or any other rights with respect to the Underlier.

•	The Value of the Underlier Will Be Affected by a Number of Factors and May Be Volatile — Many factors may affect the value of the Underlier including, but not limited to:

•	sentiment regarding underlying strength in the U.S. and global economies;

•	expectations regarding the level of price inflation;

•	sentiment regarding credit quality in the U.S. and global credit markets;

•	central bank policy regarding interest rates;

•	inflation and expectations concerning inflation; and

•	performance of capital markets.

These and other factors may have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market. Additionally, these factors may cause the value of the Underlier to be volatile, and volatility of the Underlier may adversely affect your return on the Notes.

•	The Notes Are Subject to Risks Associated with Long-Term Fixed-Income Securities, Including Interest Rate-Related Risks — Investing in the Notes that provide exposure to the Underlier differs significantly from investing directly in bonds to be held to maturity, as the market value of the Underlier changes, at times significantly, during each trading day. The market value of the Underlier is volatile and significantly influenced by a number of factors, particularly the duration of the Underlier and the yield on the Underlier as compared to current market interest rates.

In general, fixed-income instruments are significantly affected by changes in current market interest rates. As interest rates rise, the prices of fixed-income instruments are likely to decrease, and as interest rate fall, the prices of fixed-income securities are likely to increase. Securities with longer durations tend to be especially sensitive to interest rate changes, usually making them more volatile than securities with shorter durations. As a result, rising interest rates may cause the value of the Underlier to decline, possibly significantly, which would adversely affect the value of the Notes.

•	The Notes Are Subject to Risks Associated with Sovereign Debt Securities, including Sovereign Credit Risks — Sovereign debt securities involve special risks not present in corporate debt obligations. The issuer of the sovereign

P-9	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Linked to a 30-Year U.S. Treasury Bond

debt or the authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due, and the investors in sovereign debt securities may have limited recourse in the event of a default. For example, certain non-U.S. markets in the past have encountered difficulties in servicing their debt obligations, withheld payments of principal and interest and declared moratoria on the payment of principal and interest on their sovereign debts. During periods of economic uncertainty, the market prices of sovereign debt may be volatile.

The price of the Underlier is also influenced by the actual or perceived credit quality of the issuer of the Underlier. The Underlier may suffer significant and rapid price declines, which would adversely affect the value of the Notes, upon any downgrade of the U.S. government credit rating or widening of U.S. sovereign credit spread, which may occur when U.S. reaches its “debt limit.”

•	Any Payment on the Notes May Be Postponed and Adversely Affected — The timing and amount of any payment on the Notes is subject to adjustment upon the occurrence of certain events relating to the determination of the closing value of the Underlier or relating to delivery of units of the Underlier. In some circumstances, the Calculation Agent may make a discretionary determination of the closing value of the Underlier, which could adversely affect the value of the Notes. See “Annex A—Supplemental Provisions Relating to the Closing Value of the Underlier” in this pricing supplement and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement. In addition, if we determine that we are unable, after using commercially reasonable efforts, to deliver units of the Underlier to any beneficial owners, we will pay cash in lieu of delivering those units to that beneficial owner. If we determine on or after the Valuation Date that we are unable to deliver units to the Underlier to that beneficial owner, payment of that cash equivalent will be made after the Maturity Date as described under and “Annex A—Supplemental Provisions Relating to Delivery of Units of the Underlier” in this pricing supplement.

•	Early Redemption, Acceleration or Restructuring of the Underlier or the Insolvency of Its Issuer Could Result in the Notes Being Accelerated — Upon the occurrence of certain events affecting the Underlier, such as the early redemption, acceleration or restructuring of the Underlier or the insolvency of its issuer, the Calculation Agent may accelerate the Maturity Date for a payment determined by the Calculation Agent. Any amount payable upon acceleration could be significantly less than any amount that would be due on the Notes if they were not accelerated. However, if the Calculation Agent elects not to accelerate the Notes, the value of, and any amount payable on, the Notes could be adversely affected, perhaps significantly. See “Annex A—Payment upon the Occurrence of an Acceleration Event” in this pricing supplement.

P-10	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Linked to a 30-Year U.S. Treasury Bond

INFORMATION REGARDING THE UNDERLIER

The Underlier is the 4.625% 30-Year U.S. Treasury Bond due February 15, 2055 (CUSIP: 912810UG1). The Underlier pays interest semi-annually at a rate of 4.625% per annum. Information regarding the Underlier can be obtained from the U.S. Department of the Treasury. Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement. We have not independently verified the accuracy or completeness of the information contained in outside sources.

Historical Information

The following graph sets forth historical closing values of the Underlier for the period from February 20, 2025 to May 8, 2025. The closing value of the Underlier on May 8, 2025 was $96.6797. The red line represents the Barrier Value. We obtained the information in the graph from Bloomberg Financial Markets, without independent investigation. We cannot give you assurance that the performance of the Underlier will result in the return of all of your initial investment.

4.625% 30-Year U.S. Treasury Bond due February 15, 2055

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-11	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Linked to a 30-Year U.S. Treasury Bond

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

You should review carefully the sections in the accompanying product supplement entitled “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Put Options and Deposits” and, if you are a Non-U.S. Holder, “—Tax Consequences to Non-U.S. Holders.” The following discussion, when read in combination with the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes.

Generally, this discussion assumes that you purchased the Notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you, including consequences that may arise due to any other investments relating to the Underlier. You should consult your tax adviser regarding the effect any such circumstances may have on the U.S. federal income tax consequences of your ownership of a Note.

Due to the lack of direct legal authority, there is substantial uncertainty regarding the U.S. federal income tax consequences of an investment in the Notes. In the opinion of our counsel, which is based on current market conditions, it is reasonable to treat a Note for U.S. federal income tax purposes as a put option (the “Put Option”) written by you with respect to the Underlier, secured by a cash deposit equal to the stated principal amount of the Note (the “Deposit”), as described in the section entitled “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Put Options and Deposits” in the accompanying product supplement. There is uncertainty regarding this treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it. Moreover, because this treatment of the Notes and our counsel’s opinion are based on market conditions as of the date of this preliminary pricing supplement, each is subject to confirmation on the Trade Date. A different tax treatment could be adverse to you.

Under the treatment of a Note as a Put Option and a Deposit, a portion of each coupon made with respect to the Notes will be attributable to interest on the Deposit, and the remainder will represent premium attributable to your grant of the Put Option (“Put Premium”). Amounts treated as interest on the Deposit should be taxed as ordinary interest income, while the Put Premium should not be taken into account until retirement (including an early redemption) or an earlier taxable disposition. Pursuant to this treatment, set forth below are the portions of each coupon that we have determined should be treated as attributable to interest on the Deposit and to Put Premium:

Coupon Rate per Annum(1)	Interest on Deposit per Annum(1)	Put Premium per Annum(1)
%	%	%

(1) To be provided in the final pricing supplement

We do not plan to request a ruling from the IRS regarding the treatment of the Notes. An alternative characterization of the Notes could materially and adversely affect the tax consequences of ownership and disposition of the Notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Non-U.S. Holders. The U.S. federal income tax treatment of the coupons is unclear. To the extent that we have withholding responsibility in respect of the Notes, we would expect generally to treat the coupons as subject to U.S. withholding tax. Moreover, you should expect that, if the applicable withholding agent determines that withholding tax should apply, it will be at a rate of 30% (or lower treaty rate). In order to claim an exemption from, or a reduction in, the 30% withholding under an applicable treaty, you may need to comply with certification requirements to establish that you are not a U.S. person and are eligible for such an exemption or reduction under an applicable tax treaty. You should consult your tax adviser regarding the tax treatment of the coupons.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

P-12	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Linked to a 30-Year U.S. Treasury Bond

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The Notes are offered initially to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this pricing supplement. We or one of our affiliates may pay the underwriting discount as set forth on the cover page of this pricing supplement.

The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based on the price that RBCCM may pay for the Notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately six months after the Issue Date, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of the underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

RBCCM or another of its affiliates or agents may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

For additional information about the settlement cycle of the Notes, see “Plan of Distribution” in the accompanying prospectus. For additional information as to the relationship between us and RBCCM, see the section “Plan of Distribution—Conflicts of Interest” in the accompanying prospectus.

STRUCTURING THE NOTES

The Notes are our debt securities. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under structured notes at a rate that is lower than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. The lower internal funding rate, the underwriting discount and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the initial estimated value for the Notes being less than their public offering price. Unlike the initial estimated value, any value of the Notes determined for purposes of a secondary market transaction may be based on a secondary market rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with RBCCM and/or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, volatility and the tenor of the Notes. The economic terms of the Notes and the initial estimated value depend in part on the terms of these hedging arrangements.

See “Selected Risk Considerations—Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes—The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price” above.

P-13	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Linked to a 30-Year U.S. Treasury Bond

ANNEX A

Supplemental Provisions Relating to the Closing Value of the Underlier

If the Calculation Agent determines in its sole discretion (a) that the closing value of the Underlier cannot be determined as set forth under “Key Terms—Closing Value” above or (b) after considering relevant data, that the closing value of the Underlier determined as set forth under “Key Terms—Closing Value” above is materially unrepresentative of the market value of the Underlier at that time, the Calculation Agent will request five dealers selected by the Calculation Agent to provide quotations for the mid-price of the Underlier, at or around 3:00 p.m., New York City time, on the relevant date of determination. If at least three quotations are provided, the closing value of the Underlier on that date will be the arithmetic average of the quotations, eliminating the highest and lowest quotations or, in the event of equality, one of the highest and one of the lowest quotations. If fewer than three quotations are provided, the closing value of the Underlier on that date will be the price that the Calculation Agent determines in its sole discretion to be fair and commercially reasonable under the circumstances at or around 3:00 p.m., New York City time, on that date.

Supplemental Provisions Relating to Delivery of Units of the Underlier

If we determine that we are unable, after using commercially reasonable efforts, to deliver units of the Underlier to any beneficial owner, we will pay cash in lieu of delivering those units to that beneficial owner. Under these circumstances, the cash equivalent of those units will be determined based on (a) the closing value of the Underlier on the U.S. Government Securities Business Day immediately following the date on which we determine that we are unable to deliver units of the Underlier to that beneficial owner plus (b) accrued but unpaid interest on the Underlier as of the payment date specified in the following sentence, as determined by the Calculation Agent. Payment of that cash equivalent will be due on the later of (a) the Maturity Date and (b) the third business day following the determination of that cash equivalent.

Payment upon the Occurrence of an Acceleration Event

If an Acceleration Event occurs prior to the Valuation Date, the Calculation Agent may elect in its sole discretion to cause the Maturity Date to be accelerated to a date no later than the tenth business day following the occurrence of that Acceleration Event. In the event of such an acceleration, the amount payable in respect of the Notes on the Maturity Date as so accelerated will be the value of the Notes, as determined by the Calculation Agent in its sole discretion by reference to, among other things, the value of any embedded options or other derivatives, on a day determined by the Calculation Agent that falls on or after the date on which that Acceleration Event occurred (or, if the Calculation Agent determines in its sole discretion that referencing another day would achieve a more equitable result, such other day). In determining the value of the Notes, the Calculation Agent will not take into account any change in our creditworthiness or credit spreads over the term of the Notes. In the case of an acceleration of the Maturity Date, any accrued but unpaid interest payable under the Notes will be paid through and excluding the related date of the accelerated payment.

“Acceleration Event” means the occurrence of any of the following events, in each case as determined by the Calculation Agent in its sole discretion:

•	the Underlier becomes due and payable prior to its scheduled maturity date due to an acceleration, an early redemption or otherwise,

•	a restructuring or modification of the terms of the Underlier that is binding on holders of the Underlier and that (a) reduces the rate of interest payable on the Underlier or the principal amount payable on the Underlier, (b) postpones the date of any scheduled payment on the Underlier, (c) changes the ranking in priority of payment of the Underlier to make it subordinate to any other obligation, (d) mandatorily changes the beneficial ownership of the Underlier or (e) cancels, converts or exchanges the Underlier; or

•	the issuer of the Underlier becomes insolvent or is unable to pay its debts or admits in writing in a judicial, legislative, executive, regulatory or administrative proceeding or filing its inability generally to pay its debts as they become due.

P-14	RBC Capital Markets, LLC